Filed pursuant to Rule 433 Registration Statement No. 333-263376 Dated November 15, 2024

UBS AG Airbag Autocallable Contingent Yield Notes with Memory Interest

$● Linked to the common stock of Micron Technology, Inc. due on or about May 29, 2026

$● Linked to the common stock of Tesla, Inc. due on or about May 29, 2026

This document provides a summary of the terms of the Airbag Autocallable Contingent Yield Notes with Memory Interest (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Notes do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying asset and must be willing to accept the risk of not receiving any contingent coupons over the term of the Notes. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

These terms relate to the separate Note offerings listed below. Each of the Notes is linked to a different underlying asset and each of the Notes has its own contingent coupon rate, initial level, share delivery amount, call threshold level, downside threshold (and corresponding threshold percentage and downside leverage) and coupon barrier. The performance of each Note will not depend on the performance of any other Note. The final terms of the Notes will be set on the trade date.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:	Approximately 18 months, unless subject to an automatic call. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation dates (including the final valuation date), as well as the related coupon payment dates (including the maturity date) to ensure that the stated term of the Notes remains the same.
Underlying Asset	• Common stock of Micron Technology, Inc. • Common stock of Tesla, Inc.
Trade Date	Expected to be November 25, 2024
Settlement Date	Expected to be November 29, 2024
Observation Dates	Quarterly (see the accompanying preliminary pricing supplement)
Final Valuation Date	Expected to be May 26, 2026
Maturity Date	Expected to be May 29, 2026
Contingent Coupon; Contingent Coupon Rate; and Memory Interest Feature	See “Features” herein
Initial Level	The closing level of the underlying asset on the trade date
Call Threshold Level	• Common stock of Micron Technology, Inc., 100% of the initial level. • Common stock of Tesla, Inc., 100% of the initial level.
Coupon Barrier	• Common stock of Micron Technology, Inc., 80% of the initial level. • Common stock of Tesla, Inc., 70% of the initial level.
Downside Threshold	• With respect to the common stock of Micron Technology, Inc., 80% of the initial level. • With respect to the common stock of Tesla, Inc., 70% of the initial level.
Share Delivery Amount (per Note)	A number of shares of the underlying asset equal to the quotient of (i) the principal amount divided by (ii) the downside threshold, rounded to the nearest ten thousandth of one share.
Final Level	The closing level of the underlying asset on the final valuation date.
Underlying Return	With respect to each underlying asset, the quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Underwriting Compensation**	$25.00 (2.50%) per Note.
CUSIP / ISIN	• Common stock of Micron Technology, Inc.: 90307QSF1 / US90307QSF18 • Common stock of Tesla, Inc.: 90307QSG9 / US90307QSG90
Estimated Initial Value

•       Notes linked to the common stock of Micron Technology, Inc.: expected to be between $930.00 and $960.00

•       Notes linked to the common stock of Tesla, Inc.: expected to be between $929.50 and $959.50

See “Key Risks” in the preliminary pricing supplement.

Pricing Supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224039391/ubs_424b2-23358.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Automatic Call Feature

UBS will automatically call the Notes if the closing level of the underlying asset on any observation date other than the final valuation date is equal to or greater than the call threshold level.

If the Notes are subject to an automatic call, UBS will pay you on the corresponding coupon payment date (the “call settlement date”) a cash payment per Note equal to the principal amount plus any contingent coupon otherwise due and any previously unpaid contingent coupons in respect of any previous observation dates pursuant to the memory interest feature (the “call settlement amount”). Following an automatic call, no further payments will be made on the Notes.

Memory Interest Feature

If a contingent coupon is not paid on a coupon payment date (other than the maturity date) because the closing level of the underlying asset is less than the coupon barrier on the related observation date, such contingent coupon will be paid on a later coupon payment date if the closing level of the underlying asset is equal to or greater than the coupon barrier on the relevant observation date. For the avoidance of doubt, once a previously unpaid contingent coupon has been paid on a later coupon payment date, it will not be made again on any subsequent coupon payment date.

If the closing level of the underlying asset is less than the coupon barrier on each of the observation dates, you will receive no contingent coupons during the term of, and will not receive a positive return on, the Notes.

Contingent Coupon & Contingent Coupon Rate

If the closing level of the underlying asset is equal to or greater than the coupon barrier on any observation date (including the final valuation date), UBS will pay you the contingent coupon applicable to that observation date on the relevant coupon payment date plus any previously unpaid contingent coupons in respect of any previous observation dates pursuant to the memory interest feature.

If the closing level of the underlying asset is less than the coupon barrier on any observation date (including the final valuation date), the contingent coupon applicable to that observation date will not be payable and UBS will not make any payment to you on the relevant coupon payment date.

The contingent coupon will be a fixed amount based upon equal periodic installments at a per annum rate (the “contingent coupon rate”) and will be set on the trade date. The table below sets forth the range of the contingent coupon rate and contingent coupon for each Note that would be applicable to each observation

	Contingent Coupon Rate	Contingent Coupon
Common stock of Micron Technology, Inc.	14.25% to 15.25%	$35.625 to $38.125
Common stock of Tesla, Inc.	14.00% to 15.00%	$35.00 to $37.50

Contingent coupons on the Notes are not guaranteed. UBS will not pay you the contingent coupon applicable to an observation date on the related coupon payment date if the closing level of the underlying asset is less than the coupon barrier on such observation date.

Payment at Maturity (per Note)

If the Notes are not subject to an automatic call and the final level is equal to or greater than the downside threshold, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

the Notes are not subject to an automatic call and the final level is less than the downside threshold, UBS will deliver to you a number of shares of the underlying asset (with cash paid in lieu of any fractional share), equal to:

Share Delivery Amount

In this scenario, you will receive the share delivery amount, the value of which is expected to be worth less than the principal amount, resulting in a loss of some or all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

♦Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily make periodic coupon payments or repay the full principal amount of the Notes at maturity. If the Notes are not subject to an automatic call and the final level is less than the downside threshold, at maturity UBS will deliver to you a number of shares of the underlying asset per Note equal to the share delivery amount (with cash paid in lieu of any fractional share), the value of which is expected to be worth less than your principal amount and could be worthless. If you receive the share delivery amount, then, as of the final valuation date, the percentage decline in the value of the share delivery amount will be at a proportionately higher percentage relative to any percentage decline in the level of the underlying asset below the downside threshold from the initial level to the final level. Therefore, the further the final level has declined from the downside threshold, the closer your loss of principal will be to the decline of the underlying asset from the initial level and, in extreme situations, you could lose all of your initial investment.

♦The stated payout from the issuer applies only if you hold your Notes to maturity

♦You may not receive any contingent coupons with respect to your Notes

♦Your potential return on the Notes is limited to any contingent coupons, you will not participate in any appreciation of the underlying asset and you will not receive dividend payments on the underlying asset or have the same rights as holders of the underlying asset

♦A higher contingent coupon rate or lower downside threshold or coupon barrier may reflect greater expected volatility of the underlying asset, and greater expected volatility generally indicates an increased risk of loss at maturity

♦Reinvestment risk

Risks Relating to Characteristics of the Underlying Assets

♦Single equity risk

♦There can be no assurance that the investment view implicit in the Notes will be successful

♦There is no affiliation between the underlying asset issuer and UBS, and UBS is not responsible for any disclosure by such issuer

Estimated Value Considerations

♦The issue price you pay for the Notes will exceed their estimated initial value

♦The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

♦Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

♦There may be little or no secondary market for the Notes

♦The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

♦Economic and market factors affecting the terms and market price of Notes prior to maturity

♦Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

♦Potential conflicts of interest

♦Following certain events, the calculation agent can make adjustments to the underlying asset and the terms of the Notes that may adversely affect the market value of, and return on, the Notes

♦Potential UBS impact on price

♦Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

♦Credit risk of UBS

♦The Notes are not bank deposits

♦If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments or deliveries thereunder

Risks Relating to U.S. Federal Income Taxation

♦Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” in the accompanying preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.